

ClearProtocol®

AI Software – Eliminates typing
Saves doctors and clinicians hours a day





FOR HOSPITALS, CLINICS AND MEDICAL OFFICES

Covered under US Utility Patent numbers 10,318,928 B1 (2019), and 11,341,460 B2 (2022).



Executive Summary

AI-driven tool for clinicians, saves doctors hours a day   -   Healthcare IT   -   Software-as-a-Service.

The major problems of healthcare can be traced to the use of computing devices, which create an information bottleneck at the point of care. For a doctor at work, personal computers, iPads®, or smart phones, are impractical due to potential hand contamination, the inconvenience of being out of reach, out of view, interruption, and distraction. Clinicians should be able to contemporaneously validate clinical procedures, without having to manipulate a computing device.

Clear Protocol® was specially designed to validate clinical procedures, hands-free, in a practical way. A solution such as Clear Protocol® "…can significantly impact improvements in quality, safety, efficiency, and effectiveness of health care." Office of the National Coordinator for Health Information Technology (ONC) (ONC, 2022)

Business Opportunity. Benefits:

- B2B Recurring Revenue – In a Stable Industry
- Efficient Use of Capital - Scalable Software-as-a-Service
- Large national market: Every caregiver in every hospital, clinic, and private practice is a potential user of the Clear Protocol system

- Promotes patient safety.
- Reduces malpractice liability.
- Patent Protected. Additional patents pending.
- Distinguished advisory board with Influential professionals in all related disciplines.

Use of funds: Final prototype development, carry out formal product survey(s) with doctors, video production, website.

THERE IS AN INFORMATION BOTTLENECK IN HEALTHCARE

Information Exchange Hundreds of Times a Day

New Treatments

New Devices

New Drugs

Complex Treatments

Co-morbidities

Clinicians Have to Enter & Request Information Manually



THIS IS A MAJOR OBSTACLE AND A WASTE OF VALUABLE TIME

EXISTING METHODS





IMPROVISED USE OF CONSUMER ELECTRONICS LIKE IPADS, SMARTPHONES, AND PCS IS IMPRACTICAL IN THE CLINICAL SETTING



ZDOGGMD 2022

CLINICIANS HAVE NOT BEEN GIVEN
THE RIGHT TOOL FOR WHAT THEY DO

THE BOTTLENECK IMPACTS ALL OF HEALTHCARE


Information Exchange Hundreds of Times a Day
New Treatments
New Devices
New Drugs
Complex Treatments
Co-morbidities
Inefficiency
Clinician Fatigue
Errors
Harm to Patient
Longer Hospital Stays
High Costs

THIS WAS THE INSIGHT WHICH LED TO THE CONCEPT OF CLEAR PROTOCOL





THE SOLUTION

ClearProtocol®

Contemporaneous Validation for Clinical Practice

- WITH CLEAR PROTOCOL®, DOCTORS AND NURSES ON THEIR ROUNDS CAN EASILY VALIDATE CLINICAL PROCEDURES, HANDS-FREE. PATIENT RECORDS UPDATE AUTOMATICALLY.

- USING OUR WEARABLE DEVICE, THE CLINICIAN SELECTS
- A PROCEDURE ON THE CLEAR PROTOCOL VOICE-ACTIVATED PLATFORM, WHICH THEN LOGS THE COMPLETED STEPS IN REAL TIME.

- CLEAR PROTOCOL® MEETS ALL THE ACCEPTED REQUIREMENTS FOR HEALTHCARE INFORMATION TECHNOLOGY. (CAMPBELL 2016, CDC 2022)

Clear Protocol® vs. Existing Validation Methods

The "Five Rights" of Clinical Decision Support* (CAMPBELL 2016)	iPad Smartphone	Laptop Desktop	Clear Protocol
The right information	✅	✅	✅
To the right person	?	?	✅
In the right intervention format	✖	✖	✅
Through the right channel	✖	✖	✅
At the right time in the workflow	✖	✖	✅

CLEAR PROTOCOL WAS DESIGNED FROM THE BEGINNING TO VALIDATE CLINICAL PROCEDURES, HANDS-FREE, IN A PRACTICAL WAY.

BENEFITS

ClearProtocol®

- Saves doctors and nurses valuable hours
- Leads to cost reduction
- Reduces malpractice liability
- Promotes patient safety

ClearProtocol® ✔

Clear Protocol® can help prevent

- "Sepsis is a Preventable Public Health Problem"
Approximately 1 million cases annually (KEMPKER, 2018)

- Medication errors …injure approximately

1.3 million…annually in U.S. (WHO 2017)

- There are 440,000 deaths a year (JAMES 2013)
and between 5 to 9 million seriously harmed (DISCH 2014)
from preventable medical errors in hospitals.

THIS IS NOT ABOUT ALTRUISM ONLY. THE HIGH LEVEL OF SOCIAL IMPACT RELATES TO BUSINESS POTENTIAL.

ClearProtocol® ✓

- B2B Recurring Revenue – In a Stable Industry

- Efficient Use of Capital - Scalable SaaS

- Patent Protection

- Every caregiver in every hospital,
clinic, and private practice is a potential user
of the Clear Protocol system

INTELLECTUAL PROPERTY

ClearProtocol®

- Two US Utility Patents 10,318,928 B1 (2019), and 11,341,460 B2 (2022)

- "Clear Protocol" trademarked, name usable in any industry

- Matching ".com" Domain, and social media "@ClearProtocol"

- Software copyrighted

- Trade secrets maintained

OUR PATENTS HAVE BEEN COMPLETED BY A NATIONALLLY RECOGNIZED LAW FIRM.

HOSPITALS, CLINICS AND PHYSICIAN OFFICES
COMBINED IT EXPENDITURES: APPROXIMATELY $175 BILLION.



Total Market

Target Market

$3.5 Trillion
Annual Revenue

U.S. Hospitals,
Clinics,
Physician Offices.

IT Operating Expense

5%

$175 Billion

Near term addressable market:
personally contacting hospitals in Southern California.

RECURRING REVENUE:
PER BED - OR PER USER - SITE LICENSE SUBSCRIPTIONS
(SEPARATE CHARGES FOR CUSTOMIZATION, INSTALLATION, AND TRAINING).

ClearProtocol®

Financial Projections

Upcoming Milestones

Annual Revenue
$ Millions

- Seed Capital Fundraise $ TBD
- Late Seed Fundraise $ TBD
- User Survey
- Beta Prototype
- Hospital Sales
  - pilot use
  - sales
- Private Practices & Outpatient Clinics
  - pilot use
  - begin full distribution

Revenue*

2022 2023 2024 2025 2026 2027

*For simplicity, we omitted the revenue for equipment, installation, and training.

Copyright 2022, Clear Protocol, Inc. CONFIDENTIAL - NOT FOR PUBLICATION

Founders & Advisors

AT CLEAR PROTOCOL, WE ARE SYSTEM INTEGRATORS WHO KNOW MORE THAN JUST HARDWARE AND SOFTWARE.

ClearProtocol® ✓

- Our Team has Experience and Degrees in Medicine, Nursing, Business, and Project Management

- PhDs in Healthcare Informatics, Computer Science, and Engineering

- A passion for Assistive Technology and building businesses

- Authoring scientific research in assistive technology

WE HAVE THE RIGHT SKILLS AND KEY INSIGHTS TO ENSURE THAT CLEAR PROTOCOL IS AN EFFECTIVE TOOL FOR CLINICIANS AS WELL AS BUSINESS SUCCESS.

TEAM

Marie L. Kestone, RN., Co-founder
Having lost close friends, 19 and 34 years old, from routine hospital stays, and not to mention her years of experience as RN at Southern California hospitals, Marie was inspired to co-found a Health IT enterprise.



Ernest M. Kestone, CEO, Co-founder
When a friend's mother developed infections upon consecutive hospital visits, an idea was born to assist in verifying every clinical procedure using digital technology. A life career in a highly regulated, business environment provided Ernest with the technical know how.



TEAM ADVISORS
Click on photo to navigate to the LinkedIn profile.

Matthew Turk, PhD. President,
Toyota Technological Institute at Chicago.

PhD Media Arts & Sciences, MIT Media Lab.
MS, Electrical Engineering/Robotics, Carnegie Mellon.
BS Electrical Engineering, Virginia Tech.

Founding member of Microsoft's Vision Technology Group. IEEE Fellow. IAPR Fellow.

Founder of Caugnate,
an Assistive Technology startup.





Dimitrios Zikos, PhD
Assistant Professor,
Health Administration Program,
College of Health Professions,
Central Michigan University

PhD Health Informatics, National University at Athens, Greece
RN, Nursing, National University at Athens, Greece

Research and teaching experience in Health Informatics, focusing on Health Information Systems, databases and data analysis in healthcare, and Assistive Technologies.



TEAM ADVISORS

Otto Steinbusch, JD
Intellectual Property Attorney,
Esplin & Associates, PC, Carlsbad, CA

J.D., Doctor of Law, University of San Diego School of Law

MSEE, Electrical Engineering, University of Technology in the Netherlands

IP planning and patent portfolio management



Steven Werber, PhD,
Lecturer, UCLA Anderson School of Management

PhD., Psychology, Hofstra University

Dr. Werber teaches graduate students at UCLA on how to communicate effectively and persuasively



Seanna Thompson, MD,
MBA, MS, FACOG, Dipl. of ABOM,
Medical Director, MSO at
Mount Sinai Hospital, South Nassau, NY

MBA, Cornell Johnson Graduate School of Management

Masters, Healthcare Leadership, Weil Cornell Graduate School

Doctor of Medicine,
University of Illinois at Chicago
BA Biology, Cornell University

Executive Physician Leader, clinical and senior leadership experience.




Jonathan Jassey, DO
Pediatrician at
Bellmore Merrick Medical
Long Island, New York

Doctor of Osteopathy,
New York Institute of Technology College of Osteopathic Medicine

Affiliated with Northwell Health Long Island Jewish Medical Center, and South Nassau Communities Hospital.




TEAM ADVISORS

**Edward P. Hoffer, MD, FACP, FACC, FACMI
Associate Professor of Medicine, Harvard;
Senior Scientist at
Massachusetts General Hospital.**



Physician Investigator (NonCl), Laboratory of Computer Science, Mass. General Research Institute.

MD, Harvard Medical School

SB, Economics, Politics and Science, Massachusetts Institute of Technology

Co-developer of DXplain, a medical diagnostic decision support system.

Board member of the Society to Improve Diagnosis in Medicine.

Dr. Hoffer's background is in clinical practice and medical informatics.



**Richard Bruckner, MD
Regional Medical Director,
PM Pediatrics, Long Island, NY;
Pediatric Emergency Attending,
Stony Brook University**



Board certified in Pediatrics and Pediatric Emergency Medicine.

MD, State University of New York, Upstate Medical University.

B.S. Cornell University.

Previously, Dr. Bruckner was an attending physician in the Pediatric Emergency Department at Weill Cornell Medical Center, Stony Brook Children's Hospital, and Huntington Hospital. He completed his fellowship in Pediatric Emergency Medicine at Cohen Children's Medical Center and a Pediatric residency at New York Presbyterian.



Ernest M. Kestone
CEO, Co-founder



www.ClearProtocol.com

(626) 888-2378 voice/text
ernest@ClearProtocol.com



linkedin.com/in/clearprotocol/

WE ARE ACTIVELY LOOKING TO COLLABORATE

WITH ACCREDITED INVESTORS. THANK YOU!

REFERENCES

CAMPBELL 2016.
The Clinical Decision Support (CDS) Five Rights model states that we can achieve CDS-supported improvements in desired healthcare outcomes if we communicate:

1) The right information: evidence-based, suitable to guide action, pertinent to the circumstance.
2) To the right person: considering all members of the care team, including clinicians, patients, and their caretakers.
3) In the right CDS intervention format: such as an alert, order set, or reference information to answer a clinical question.
4) Through the right channel: for example, a clinical information system (CIS) such as an electronic medical record (EMR), personal health record (PHR), or a more general channel such as the Internet or a mobile device.
5) At the right time in workflow: for example, at time of decision/action/need.

Source: Campbell, Robert James. "The Five Rights of Clinical Decision Support: CDS Tools Helpful for Meeting Meaningful Use" Journal of The American Health Information Management Association (AHIMA) 84, no.10 (October 2013): 42-47 (web version updated February 2016). https://library.ahima.org/doc?oid=300027
Accessed April 11th, 2022

CDC 2022. Centers for Disease Control and Prevention, *Implementing Clinical Decision Support Systems, see the first sentence of the second paragraph,* "The evidence base demonstrating the effectiveness of CDSS [Clinical Decision Support Systems] is very strong." The statement was made in reference to Clinical Decision Support (CDS), the area of Healthcare IT for Clear Protocol®. www.cdc.gov/dhdsp/pubs/guides/best-practices/clinical-decision-support.htm Accessed April 11th, 2022.

JAMES 2013. *A New, Evidence-based Estimate of Patient Harms Associated with Hospital Care*, James, John T. PhD (2013 September) Journal of Patient Safety:*9(*3) 122–128 https://pubmed.ncbi.nlm.nih.gov/23860193/ Accessed April 11th, 2022.

KEMPKER 2018. Kempker JA, Wang HE, Martin GS. *Sepsis is a preventable public health problem*. "…Today, the focus is on the effective implementation of systems-based processes to reduce sepsis Mortality…" Crit Care. 2018;22(1):116. Published 2018 May 6. doi:10.1186/s13054-018-2048-3 https://pubmed.ncbi.nlm.nih.gov/29729670/ Accessed April 11th, 2022.

DISCH 2014. Disch, Joanne, Ph.D., RN, FAAN, Professor ad Honorem, University of Minnesota School of Nursing. Statement at US Senate Hearing 113-787 *More Than 1,000 Preventable Deaths a Day Is Too Many: The Need to Improve Patient Safety* Subcommittee on Primary Health and Aging. July 17, 2014. https://www.help.senate.gov/hearings/more-than-1-000-preventable-deaths-a-day-is-too-many-the-need-to-improve-patient-safety Accessed April 11th, 2022.

WHO, 2022. World Health Organization. *WHO Launches Global Effort to Halve Medication-Related Errors in 5 Years* "Medication errors …injure approximately 1.3 million… annually in U.S." (hospitals and other settings). https://www.who.int/news-room/detail/29-03-2017-who-launches-global-effort-to-halve-medication-related-errors-in-5-years Published March 29th, 2017. Accessed April 11th, 2022.

ONC, 2022. Office of the National Coordinator for Healthcare IT. The statement was made in reference to Clinical Decision Support (CDS), the area of Healthcare IT for Clear Protocol®. See the first sentence of the 2nd paragraph, entitled "Clinical Decision Support Promotes Patient Safety". https://www.healthit.gov/topic/safety/clinical-decision-support Accessed April 11th, 2022

ZDOGGMD, 2015/2022. *EHR State of Mind | A Rap Parody About Electronic Medical Records* [Video] Scene at 0 min., 43 sec. https://youtu.be/xB_tSFJsjsw Accessed April 11th, 2022.